Exhibit 99.4

Press Release

1st specialized Oil & Gas MOOC

launched by IFP School with the support of Total

Paris, March 30, 2015 – With the support of Total, IFP School, the French leader in industry-oriented graduate programs in the fields of energy and transport, is launching the first specialized oil and gas Massive Open Online Course1 (MOOC), “Oil & Gas: from exploration to distribution”. Offered in English and subtitled in French, the MOOC will be taught over four weeks, from May 11 to June 5, 2015. Registration is already open (click here).

The course is not only the first of its kind, but also innovates by bringing together three key players with interrelated interests. IFP School developed the course, IFP Training coordinated the project and Total, one of the main companies interested by education in this field, provided financial support, content and expertise.

The free course targets anyone with at least one or two years of higher education interested in the oil and gas sector and related professions. The subject matter covered includes:

•	The roles of the different industry players and the issues and challenges related to oil and gas.

•	The operations deployed to explore for and produce crude oil and gas, refine crude oil into end products and market it.

•	The economics of the oil and gas value chain, pricing and cost structuring.

“In keeping with our commitment to excellence, we are offering a MOOC focused on the oil and natural gas value chain,” explains Philippe Pinchon, Dean of IFP School. “As with our previous MOOC, it integrates educational innovations.”

“Professions in the oil and gas industry are constantly changing,” adds Jean-Luc Karnik, CEO of IFP Training. “Continuing education is vital to be able to tackle the many economic, geological, environmental and technical challenges facing the industry.”

“It makes perfect sense for Total to support this MOOC,” points out Gilles Cochevelou, Vice President, Learning, Education, University at Total. “We proactively encourage training in the oil and gas sector throughout the world, usually via partnerships between educational institutions and industry players. What we like about the MOOC format is its innovativeness and the fact that it is accessible to a wide audience. We hope that this new MOOC will spur interest in working in the industry and enable us to attract the new talent that we will need tomorrow.”

The MOOC lasts four weeks, with two hours work per week. A certificate of achievement is awarded. To reach the score needed to obtain the certificate, learners are assessed in an innovative way via video games. Click here to see the presentation video.

[1]	Free Web-based distance learning courses open to anyone.

About IFP School

An integral part of IFP Energies nouvelles, IFP School prepares tomorrow’s specialists to meet the challenges of the energy transition. Open to graduates of higher education, IFP School offers a full range of programs, in French and in English, for careers in energy-related fields (oil, gas, petrochemicals, powertrains, new energy technologies, energy markets). Enjoying close links with the worlds of research and industry, the School has acquired an international reputation as evidenced by the presence in its classes of 50% of international students from fifty countries and 80% of students receiving industry funding for their studies. www.ifp-school.com

About IFP Training

IFP Training is a company whose mission is to accompany the oil and gas, petrochemicals and powertrains industries, by offering specifically tailored vocational training for the staff of these industries (executives, managers and technicians of the oil and gas, chemical-petrochemical and automotive industries). www.ifptraining.fr

About Total

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. Its 100,000 employees put their expertise to work in every part of the industry—exploration and production of oil and natural gas, refining, chemicals, marketing and new energies. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com

Press Contacts

IFP School Anne-Laure de Marignan Tel.: +33 (0)1 47 52 62 07 presse@ifpen.fr	IFP Training Ruben Trevino Tel.: +33 (0)1 41 39 10 30 ruben.trevino@ifptraining.com	Total Laetitita Maccioni Tel.: + 33 (0)1 47 44 71 49 laetitia.maccioni@total.com